Exhibit 12.1

Statements Regarding Computation of Ratios

	For the years ended December 31,
	2006		2005		2004		2003		2002
Income from continuing operations	$72,098		$75,041		$63,068		$45,413		$41,331
Add back fixed charges:
Interest expense (A)	63,410		13,011		5,435		4,642		5,919

Earnings before fixed charges and preferred dividends	135,508		88,052		68,503		50,055		47,250
Fixed charges and preferred dividends
Interest expense	63,410		13,011		5,435		4,642		5,919
Preferred dividends	10,079		10,076		5,279		—		—

Subtotal	73,489		$23,087		$10,714		$4,642		$5,919
Ratio of earnings to fixed charges and preferred dividends	1.8	x	3.8	x	6.4	x	10.	8x	8.0	x

(A)	Includes interest expense totaling $1,577, $78, $518, $1,302 and $2,287 for the years ended December 31, 2006, 2005, 2004, 2003, and 2002, respectively, associated with consolidated real estate interests included in real estate operating expenses in our consolidated financial statements.